Exhibit 99.2

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

November 6, 2025

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BROOKFIELD BUSINESS CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA11259V1067

	CUSIP:	11259V106

2	Date Fixed for the Meeting:	January 13, 2026

3	Record Date for Notice:	November 25, 2025

4	Record Date for Voting:	November 25, 2025

5	Beneficial Ownership Determination Date:	November 25, 2025

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES CLASS B MULTIPLE VOTING SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES CLASS B MULTIPLE VOTING SHARES

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

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